ALMADEN MINERALS LTD.

MANAGEMENT’S DISCUSSION & ANALYSIS

THIRD QUARTER REPORT – SEPTEMBER 30, 2007

The following discussion and analysis is management’s assessment of the results and financial condition of Almaden Minerals Ltd. (the “Company” or “Almaden”) and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 and related notes contained in the annual report. The date of this management’s discussion and analysis is November 9, 2007. Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.almadenminerals.com.

Business of Almaden

Almaden is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit with focus on Canada, the United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Trends

Mineral exploration has been cyclical and the industry is currently very active spurred on by high metal prices and the volume of demand based mainly on activity in Asia. In earlier periods, the need for new projects was largely filled with divestment of properties owned and developed by state owned organizations and companies grew through mergers or acquisitions. There are fewer such opportunities remaining; as such there is demand from both junior and larger companies for advanced mineral properties to develop.  At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are not permitted.  Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world. These issues tend to restrict the areas where mineral exploration and development of new mines can occur. This should make areas permissive to exploration more attractive. At the same time, there is a shortage of experienced explorationists. With current high metal prices and increasing demand, especially from Asia, supply difficulties may occur in the future and there is a discernible need for good exploration projects based on sound geological work.

Risks and uncertainties

The Company is subject to a number of risks and uncertainties, the more significant of which are discussed below. Additional risks and uncertainties not presently known to the Company may impact the Company’s financial results in the future.

Industry

Almaden is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

Reserve and mineralization estimates

The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

Gold and metal prices

The price of gold is affected by numerous factors beyond the control of the Company including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other metals and mineral products that the Company may explore all have the same or similar price risk factors.

Cash flows and additional funding requirements

Almaden currently has no revenues from operations. If any of the Company’s exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest in the projects, or be reduced to a royalty interest. Additional capital would be required to put a property into commercial production. The sources of funds currently available to the Company are the sale of its inventory of gold, sale of marketable securities, sale of equity capital or the offering of an interest in its projects to another party. The Company presently has sufficient financial resources to undertake all of its currently planned exploration programs.

Exchange rate fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate, can impact cash flows. The exchange rate has varied substantially over time. Most of the Company’s exploration expenses in Mexico are denominated in U.S. dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental

Almaden’s exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.

Laws and regulations

Almaden’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, its advisors, its employees and contractors to ensure compliance with current laws and relies on its land man in Mexico and legal counsel in both Mexico and the United States.

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Unresolved native land claim issues in Canada may affect the Company’s properties in this jurisdiction in the future.

Possible Dilution to Present and Prospective Shareholders

The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities of the Company and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.   The Company usually seeks joint venture partners to fund in whole or in part exploration projects.  This dilutes the Company’s interest in properties it has acquired.  This dilution of interest in properties is done to spread or minimize the risk and to expose the Company to more exploration plays but means that any profit that might result from a possible discovery would be shared with the joint venture partner.  There is no guarantee that the Company can find a joint venture partner for any property.

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of November 9, 2007 there were share purchase options outstanding allowing the holders of these options to purchase 4,486,691 shares of common stock and share purchase warrants outstanding allowing the holders to purchase 337,950 shares of common stock.  Directors and officers of the Company hold 4,206,691 of the share purchase options. An additional 280,000 share purchase options are held by employees and consultants of the Company.  Directors and officers of the Company hold 17,500 of the share purchase warrants.

Trading Volume

The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares.

Competition

There is competition from other mining exploration companies with operations similar to those of the Company's. Many of the mining companies with which the Company competes have operations and financial strength greater than that of the Company.

Dependence on management

The Company depends heavily on the business and technical expertise of its management.

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Exploration projects - Canada

Elk Gold Project

During the nine months ended September 30, 2007, a total of $696,622 was spent on the property including $264,130 on evaluation which included collection of baseline environmental and socio economic data and $343,054 on a new phase of drilling.  A non-cash asset retirement obligation of $124,036 was booked to the property. The amount spent on the evaluation of the project is greater than originally budgeted due to additional geological review which resulted in a much better understanding of the vein structures. The Company has appointed G & T Metallurgical Services Ltd. of Kamloops, BC to carry out ore processing test work on samples from the deposit. Expressions of interest in the project have been received from several parties. An internal scoping study examining the potential for both open-pit and underground mining, along with on-site mineral processing was completed during October 2007. Management is currently evaluating the report before making further plans for the project.

Ponderosa Gold Project

The Ponderosa property was staked and is held 100% by Almaden.  The property is within the Spences Bridge Group volcanic assembly near Merritt, B.C. During the nine months ended September 30, 2007, the Company entered into an agreement with Strongbow Exploration Inc. (“Strongbow”).  To earn a 60% interest, Strongbow must incur exploration expenditures of $4,000,000 and issue 1,050,000 shares to the Company by January 10, 2012.  Strongbow has conducted a first phase drill program on the property. Results have not yet been received.

Skoonka Creek Gold-Silver Project

The Skoonka Creek property was staked by Almaden and optioned to Strongbow Exploration Inc (“Strongbow”).  During 2006, Strongbow earned a 51% interest in the property. Almaden decided not to participate in this summers work program budgeted at $4,523,509 of which Almaden would have been responsible for $2,306,990.  Almaden estimates its interest will be diluted to 32% at the end of this program.   Strongbow completed the planned work program on the property.  Results have not yet been received.  During the nine months ended September 30, 2007, a total of $75,880 was spent on exploration of the project with $10,031 of claim maintenance costs being written off to operations.

Nicoamen River Gold-Silver Project

The Nicoamen River property was staked in 2004 and is held 100% by Almaden. The property was optioned to Tanqueray Resources Ltd. (“Tanqueray”) on terms whereby Tanqueray could have earned a 60% interest in the property by spending $4 million on exploration and issuing 1,000,000 shares to Almaden by December 31, 2012.  Tanqueray relinquished its option in 2007.  Almaden has had an independent qualified person review previous work and recommend an exploration program.  A partner is being sought for this project.  During the nine months ended September 30, 2007, $5,257 was spent on acquisition and exploration of the project which were written off to operations, net of recoveries.

Merit and Brookmere Gold-Silver Projects

The Merit property was staked in 2004 and is held 100% by Almaden. The property was optioned to Williams Creek Explorations Ltd. (“Williams Creek”) along with the nearby Brookmere property on terms whereby Williams Creek can earn a 60% interest in either or both of these properties by spending $4 million on exploration and issuing 1,000,000 shares to Almaden in staged payments over six years. Williams Creek has conducted mapping and surface sampling and geochemical soil surveys on the Brookmere property and has applied for a work permit for drilling on the Merit claims.  The Company has no planned 2007 exploration program with all work being conducted by Williams Creek. All costs incurred during the nine months ended September 30, 2007 were recovered from Williams Creek.

Rock River Coal Project

The Company has a 50% interest in a 187,698 acre coal prospect in the Yukon Territory.  During 2006, a limited drill program was undertaken by the Company’s joint venture partner.  The Company has no planned 2007 exploration program and during the nine months ended September 30, 2007 all costs were written off to operations.

ATW Diamond Project

The Company has a net 37.5% interest in this property through its 50% ownership of ATW Resources Ltd.  No work was done on the property during the nine months ended September 30, 2007 due to a lack of personnel to operate the project.  Claim maintenance costs incurred during the nine months ended September 30, 2007 were written off to operations.  A winter program is being planned.

Tarsis Capital Corp.

The Company acquired and now beneficially owns 3,500,000 common shares, representing approximately 41% of the issued and outstanding voting securities of Tarsis Capital Corp. (“Tarsis”). The shares are subject to Escrow Restrictions as imposed by the TSX Venture Exchange.

The shares of Tarsis were acquired by the Company pursuant to the terms of an acquisition agreement under which Tarsis (and in the case of the Erika property, Tarsis’s Mexican subsidiary, Minera Tarsis, S.A. de C.V.) acquired the MOR, Cabin Lake, Caribou Creek, Goz Creek, Tim and the Meister River (the “Canadian Properties”) and the Erika property (the “Mexican Property”) (the “Acquisition Agreement”).  In addition, a 2% net smelter return royalty is payable to the Company with regard to minerals produced, saved and sold from the Canadian Properties and a 2% net smelter return royalty is payable to the Company’s Mexican subsidiary, Minera Gavilan, S.A. de C.V. (“Gavilan”) with regard to minerals produced, saved and sold from the Mexican Property.  Under the terms of the Acquisition Agreement, an additional 500,000 common shares of Tarsis will be issued to the Company if Tarsis enters into an option agreement with an arm’s length third party (the “Optionee”) where in the Optionee agrees to expend a minimum of $500,000 to earn its interest and the Optionee has incurred expenditures of $200,000 within 24 months of the Closing Date of the Acquisition Agreement.  Tarsis has optioned the Tim claims to a third party which is planning a fall drill program.

Exploration projects - Mexico

Fuego Gold-Silver Project

Almaden acquired this property by staking in 2003. The property was optioned to Horseshoe Gold Mining Inc. (“Horseshoe”) under terms whereby Horseshoe has an option to earn a 60% interest by spending US$3 million on exploration and issuing 1,000,000 shares to Almaden by December 31, 2008. The Company has no planned 2007 exploration program with all work being conducted by Horseshoe.  All costs incurred during the nine months ended September 30, 2007 were recovered from Horseshoe.

Caballo Blanco Gold-Silver Project

Subsequent to reacquiring a 100% interest in the property subject to a sliding scale NSR, the Company carried out a work program consisting of surface geochemical surveys and geological work which developed several new drill targets. The Company has entered into an option agreement with Canadian Gold Hunter Corp. (“CGH”) whereby CGH can acquire a 70% interest in the property by issuing 1 million shares of CGH to Almaden (received) and making a US$500,000 payment (received), spending US$12.0 million on exploration and funding all costs required for the completion of a bankable feasibility study.  A fall work program which will include geologic mapping, geochemical and geophysical surveys and drilling has been planned by CGH.  Further work will be conducted by CGH.

San Carlos Copper-Gold Project

During the nine months ended September 30, 2007, the Company purchased a 2% NSR royalty on the San Jose claim for US$20,000 and 25,000 share purchase warrants exercisable at a price of $3.00 per share for three years. The fair value of the warrant was estimated at $13,000 for a total purchase price of $33,000.  The Company spent $76,538 maintaining the claims which were written off to operations.  The Company is planning to seek a new partner for this project.

Santa Isabela and Matehuapil Projects

During the nine months ended September 30, 2007, the Company was successful in a bid for the government owned Matehuapil mineral concession that adjoins the Santa Isabela property.  The Company spent an initial $125,036 on the first installment representing 20% of the purchase price including bonding costs, and put up two bonds, one in the amount of $446,964 representing the four pending installment payments of 20% each to be paid in six month installments starting in January 2008 and one in the amount of $138,929 to cover a 1% NSR royalty.  In July, the Company conducted geophysical and geochemical surveys over the extension of the Santa Isabela structure into the Matehuapil property and is still receiving data on this property from the government.  Further work on the main part of Matehuapil will be based on analysis of all data.  Discussions are underway with another party to arrange a joint venture on the property.

Viky Silver-Lead-Zinc Project

The Company optioned this wholly owned project to Apex Silver Mines Limited (“Apex”) under terms whereby Apex has an option to earn a 60% interest by spending US$5.6 million on exploration and making cash payments of US$1.35 million to Almaden over 5 years.  During the nine months ended September 30, 2007, the Company received an option payment from Apex of $116,000 cash and incurred $14,164 in exploration costs of which $1,334 was recovered from Apex and $1,839 of claim maintenance costs were written off to operations. The Company has no planned 2007 exploration program with all work being conducted by Apex.  In July, Apex requested a delay in starting its work program until formal title to the property is received.

Tuligtic Copper-Gold Project

The Company terminated the option with Pinnacle Mines Ltd. (“Pinnacle”) for non-performance.  A new partner is being sought for this project.  During the nine months ended September 30, 2007, the Company incurred costs of $34,135 maintaining the claims of which $32,763 was recovered from Pinnacle and the remainder written off to operations.

Bufa Gold-Silver Project

The Company re-negotiated the option with Lincoln Gold Corporation (“Lincoln”).  The Company has no planned 2007 exploration program with all work being conducted by Lincoln.

Nevada

The Company has been actively prospecting in Nevada.  This work has resulted in the acquisition of several properties by staking.  Exploration work consisting of alteration mapping, geochemical soil surveys and Induced Polarization geophysics is currently underway on these properties.  Once this work is completed, a partner will be sought for the projects.  During the nine months ended September 30, 2007, the Company incurred costs of $239,331 in the exploration and acquisition of the properties.

Summary of selected annual information

The following selected annual financial information is derived from the audited consolidated financial statements for the three most recently completed financial years and is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

	For the years ended December 31(audited)
	2006	2005	2004

Total revenues	$ 836,931	$ 246,441	$ 138,869
Net loss	4,268,775	1,095,215	3,065,803
Net loss per share	0.10	0.03	0.11
Income on mineral property options	527,811	912,795	104,027
Write-down of interests in mineral properties	1,125,334	567,658	903,358
Stock option compensation	2,488,900	213,600	1,234,783
Working capital	20,242,376	9,374,074	4,659,617
Total assets	28,719,562	16,366,755	10,215,275

Summary of selected quarterly information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

	For the quarters ended (unaudited)
	Sep 30 2007	Jun 30 2007	Mar 31 2007	Dec 31 2006	Sep 30 2006	Jun 30 2006	Mar 31 2006	Dec 31 2005
Total revenues	$161,495	$254,247	$200,332	$271,051	$322,518	$120,434	$122,928	$75,830
Net loss	599,652	117,806	28,674	583,927	2,620,044	638,236	426,568	742,860
Net loss per share	0.02	0.00	0.00	0.01	0.06	0.02	0.01	0.02
Income on mineral property Options	1,038,287	345,472	14,275	233,305	196,080	61,878	36,548	106,323
Write-down of interests in mineral properties	361,264	49,411	165,515	665,577	156,615	198,319	104,823	543,454
Stock option compensation	585,000	-	-	-	2,488,900	-	-	-
Working capital	18,845,987	19,840,112	18,435,461	20,242,376	19,897,478	20,391,303	12,159,086	9,374,074
Total assets	28,925,586	28,625,642	28,772,437	28,719,562	28,181,386	27,741,946	19,464,360	16,366,755

Results of operations – Current Quarter

During the quarter ended September 30, 2007, the Company’s operations produced a net loss of $599,652 or $0.02 per share (2006 – $2,620,044 or $0.06 per share).  The decrease in net loss was primarily due to a decrease in stock option compensation and an increase in income on mineral property options. Stock option compensation is the non-cash expense recognized for stock options granted in any period.  The income on mineral property options consists of equity securities and/or cash payments received pursuant to mineral property option agreements and reflects the excess of the market value, in the case of marketable securities, at the time of receipt over the carrying value of the property.

The Company has no revenue from mining operations.  Revenue consists entirely of interest income during the quarter ended September 30, 2007 as compared to both interest income and the recovery of value-added tax in Mexico during 2006.  Although the recovery of value-added tax in Mexico has been increasing over the past several years, the Company cannot be certain this will continue to be the trend.

General and administrative expenses were $298,173 in the quarter ended September 30, 2007 (2006 - $265,703).  The increase was primarily due to an increase in office expense and the retaining of additional personnel.  Travel and promotion also increased with the Company participating in the Agora Financial Investment Symposium in Vancouver.  The Company continued to retain Casey Research for a sponsored profile on the Kitco Casey website.

General exploration expenses were $258,136 in the quarter ended September 30, 2007 (2006 - $142,652).  The increase was mainly due to increased exploration being undertaken in the western USA.

Significant non-cash items include income on mineral property options which consists of equity securities and/or cash payments received pursuant to mineral property option agreements and reflect the excess of the market value, in the case of marketable securities, at the time of receipt over the carrying value of the property.  During the quarter ended September 30, 2007, this income primarily reflects the receipt of 3,500,000 shares of Tarsis Capital Corporation pursuant to an agreement to sell certain of the Company’s zinc properties, primarily in the Yukon and the Erika property in Mexico.  The market value of the transaction, discounted by 20% due to the majority of shares being held in escrow, is $1,120,000 which exceeds the book value of the properties by $969,314.  Other non-cash items include the write-down of interests in mineral properties which fluctuates period to period based on management’s evaluation of the carrying value of each mineral property interest held at that time and stock-based compensation recognized on options granted.

Results of operations – Year to date

During the nine months ended September 30, 2007, the Company’s operations produced a net loss of $746,132 or $0.02 per share (2006 – $3,684,848 or $0.09 per share).  The decrease in net loss was primarily due to a decrease in stock option compensation, an increase in income on mineral property options, discussed above, and offset by increased general exploration expenditures. A future income tax recovery of $642,600 was recognized during the period relating to flow-through shares issued during fiscal 2006 and renounced during the nine months ended September 30, 2007  (2006 - $0).   General exploration expenses rose due to increased exploration being undertaken in the western USA and regional exploration being undertaken in Mexico

The Company has no revenue from mining operations.  Revenue consists of interest income and the recovery of value-added tax in Mexico included in other income.  Both remained consistent during the nine months ended September 30, 2007 and 2006.

General and administrative expenses were $1,013,220 in the nine months ended September 30, 2007 (2006 - $842,679).  The increase was primarily due to the retaining of additional personnel and an increase in the cost of complying with regulatory requirements placed upon public companies listed in Canada and the United States and an increase in travel and promotion.  The Company participated in the Vancouver Resource Investment Conference, the Prospectors and Developers Association Conference in Toronto, the Latin America Mining Congress in Miami, the World Gold, PMG, & Diamond Investment Conference in Vancouver, the 2007 True Wealth Gold & Commodities Conference in Long Beach, California and the Agora Financial Investment Symposium in Vancouver. The Company engaged Roth Investor Relations Inc. of New Jersey who organized a presentation to various fund managers and stock brokers in Chicago. The Company continued to retain Casey Research for a sponsored profile on the Kitco Casey website.

General exploration expenses were $1,083,688 in the nine months ended September 30, 2007 (2006 - $484,974).  The increase is primarily due to increased exploration being undertaken in the western USA and Mexico.

Significant non-cash items include income on mineral property options discussed above and the recovery of income tax recognized on the renouncement of tax deductibility relating to flow-through shares. This future income tax recovery was recorded upon the adoption of the recommendations of Emerging Issues Committee – 146 with respect to flow-through shares. For all flow-through shares issued subsequent to December 31, 2003, the Company will recognize the future income tax liability and a corresponding increase to deficit on the date the Company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made.  The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expense.

Liquidity and capital resources

At September 30, 2007, the Company had working capital of $18,845,987 and cash and cash equivalents of $15,240,915 compared to working capital of $20,242,376 and cash and cash equivalents of $18,796,956 at December 31, 2006, the Company’s most recent financial year end. The decrease in working capital and cash and cash equivalents is primarily due to the investment in mineral properties discussed above.  In addition, the value of the Company’s inventory of gold bullion (1,597 ounces) at September 30, 2007 was $1,187,529 or $912,761 above book value.  This value differs from the GAAP based carrying value on the balance sheet which is at the lower of cost or market. Also, included in working capital is a liability arising from the contingent obligation in the event the Company is unsuccessful in its appeal of assessed additional mineral tax for prior years. On June 22, 2005, a petition was filed on behalf of the Company in the Supreme Court.  The matter will proceed to British Columbia Supreme Court.  The Company is waiting for the scheduling of the hearing. The Company expects its cash resources to be sufficient to meet its working capital and mineral exploration requirements for at least the next year.  The Company has no long-term debt.

Cash used in operating activities during the quarter ended September 30, 2007 was $804,868 (2006 - $281,978) after adjusting for non-cash activities.  Significant non-cash items include an increase in income on mineral property options, a decrease in stock-based compensation and the receipt of option payment and expenditure recoveries on the Caballo Blanco property from Canadian Gold Hunter Corp.

Cash flows from financing activities during the quarter ended September 30, 2007 was $242,000 (2006 - $402,232). The source of cash during both quarters is from the exercise of stock options.

Cash used for investing activities during the quarter ended September 30, 2007 was $792,638 (2006 - $998,949).  Significant items include investments of $815,653 made in mineral properties interests (2006 - $1,115,180) including the continued evaluation of data and the drill program undertaken on the Company’s wholly owned Siwash gold mine in B.C. ($439,450) and the staking of new claims in Nevada ($239,330). Investments in mineral properties interests are net of any proceeds received from option agreements and costs recovered.

Cash used in operating activities during the nine months ended September 30, 2007 was $1,552,197 (2006 – $942,413) after adjusting for non-cash activities.  Significant non-cash items include a significant increase in mineral property options and a decrease in stock-based compensation discussed above.

Cash flows from financing activities during the nine months ended September 30, 2007 was $885,355 (2006 - $12,835,149). The source of cash during the nine months ended September 30, 2007 is from the exercise of stock options.  The primary source of cash during the nine months ended September 30, 2006 was from the exercise of share purchase warrants.

Cash used for investing activities during the nine months ended September 30, 2007 was $2,889,199 (2006 - $1,343,873).  Significant items include the mineral property deposit of $585,893 for the Matehaupil concession and investments of $3,290,564 made in mineral properties interests (2006 – $1,918,757, net of proceeds). The most significant investments were the acquisition of Comaplex’s 60% option interest in the Caballo Blanco property in Mexico for $1,462,000 and the final acquisition payment to the original owner of $245,700 and the exploration and drilling undertaken at Elk ($696,622).  Attached to this management’s discussion and analysis is a schedule of acquisition and deferred exploration expenditures on the Company’s material properties during the nine months. Investments in mineral properties interests are net of any proceeds received from option agreements and costs recovered.

Contractual commitments

The Company is committed under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2011. The Company is committed to making the acquisition payments of U.S.$10,000 in each of 2007, 2008 and 2009 for the Gallo de Oro claim. In April 2007, the Company entered into Executive Employment Contracts with the Chief Executive Officer and Chief Operating Officer for remuneration of $140,000 annually for two years, renewable for two additional successive terms of 24 months. The Company does have government requirements in work and/or taxes to maintain other claims held. The decision to keep or abandon such claims is not contractual but at the discretion of the Company.  All other property option payments on the Company’s projects have been assumed by third parties who are earning their interests in the projects. The following table indicates the total aggregate contractual commitments for each period.

	2007	2008	2009	2010	2011	Thereafter

Office lease	$12,200	$48,800	$59,100	$60,100	$5,000	-
Property acquisition Management contracts	$10,600 $70,000	$10,600 $280,000	$10,600 $280,000	- $280,000	- $280,000	- $280,000

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements other than disclosed above.

Critical accounting estimates

The Company capitalizes all costs relating to the acquisition, exploration and development of its mineral properties. All income from mineral property options is credited against the cost of the property. Should commercial production commence, these cost will be amortized. When a property is abandoned or when there is indication of impairment, all related costs are charged to operations.

The Company compares the carrying value of its property, plant and equipment to estimated net recoverable amounts. Should the assets’ carrying value exceed its estimated recoverable amount, all amounts related to the impairment are charged to operations.

The Company’s financial assets and liabilities are cash and cash equivalents, accounts receivable and prepaid expenses, marketable securities, inventory, accounts payable and mineral taxes payable. Other than marketable securities (see Changes in accounting principles below), the fair values of the financial instruments are estimated to be their carrying values due to their short-term nature. Cash and cash equivalents includes short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  Compensation expense is determined using Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award’s vesting period.  The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility and expected life of the option.  Changes in these input assumptions can significantly affect the fair value estimate.

Changes in accounting principles

Financial instruments

During 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential changes throughout the CICA handbook.  The CICA issued the following handbook sections: Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3251, Equity.

These sections specify when a financial instrument is to be recognized on the balance sheet.  These sections require a financial instrument to be measured at fair value or using cost-based measures, establish how gains and losses are recognized and presented, including introducing comprehensive income; specify how hedge accounting is applied; and establish new disclosures about an entity’s accounting for designated hedging relationships and the methods and assumptions applied in determining fair values.

The standards require that all financial assets be classified as trading, available for sale, held to maturity or loans and receivables.  In addition the standards require that financial assets, including derivatives, be measured at fair value on the balance sheet with the exception of loans, receivables and investments classified as held to maturity which will be measured at amortized cost.  Changes in the fair value of available-for-sale securities are reported within a new statement of Other Comprehensive Income (“OCI”), until the financial asset is derecognized or becomes impaired.  Changes in the fair value of trading securities are recorded directly into income.  Financial liabilities are classified as trading or at amortized cost.

The Company adopted the new standards effective January 1, 2007.  The impact on the Company of the new standards will be accounting for marketable securities at their fair value on the balance sheet and recognition of the movement in unrealized gains/losses on marketable securities in Other Comprehensive Income.   The adoption of these standards resulted in the reporting of marketable securities at a fair value of $1,615,372 at December 31, 2006 with an adjustment to increase opening accumulated other comprehensive income by $296,230 as of January 1, 2007.

Outstanding share data

The Company is authorized to issue an unlimited number of common shares without par value. As at November 9, 2007, there were 44,468,638 outstanding common shares compared to 43,216,674 outstanding shares at November 9, 2006.

During the nine months ended September 30, 2007, the Company received cash proceeds of $885,355 pursuant to the exercise of 756,792 stock options.  Subsequent to September 30, 2007, 30,000 stock options were exercised for cash proceeds of $50,100 and 57,591 share purchase warrants were exercised for cash proceeds of $160,657.

The following table summarizes information about share purchase warrants outstanding at November 9, 2007:

Number of warrants	Expiry date	Exercise price
34,500	November 15, 2007	$2.85
1,000	November 16, 2007	$1.78
114,950	December 20, 2007	$3.00
162,500 25,000	July 21, 2008 March 20, 2010	$3.00 $3.00
337,950

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan. This plan and its terms are detailed in Note 6(c) to the consolidated interim financial statements.

On September 7, 2007, 25,000 options were granted to an employee at an exercise price of $2.23 expiring on September 7, 2009.  On September 12, 2007, 500,000 options were granted to a director at an exercise price of $2.32 expiring on September 12, 2007.

The following table summarizes information about stock options outstanding at November 9, 2007:

Number of shares	Expiry date	Exercise price

250,000	February 26, 2008	$0.80
100,000	July 6, 2008	$2.50
581,691	October 7, 2008	$0.45
25,000	September 7, 2009	$2.23
154,000	December 1, 2009	$0.39
841,000	December 14, 2009	$1.67
240,000	June 17, 2010	$1.79
1,795,000	July 6, 2011	$2.50
500,000	September 12, 2012	$2.32
4,486,691

Related party transactions

A total of $129,912 (2006 - $117,075) was paid to a company controlled by Duane Poliquin, the Chief Executive Officer of the Company, for geological consulting services and general and administrative services during the nine months ended September 30, 2007.  A salary of $105,000 (2006 - $72,000) was paid to Morgan Poliquin, the Chief Operating Officer of the Company, for geological consulting services during the nine months ended September 30, 2007. A salary of $55,056 (2006 - $56,293) was paid to Dione Bitzer, the Chief Financial Officer of the Company, for accounting services during the nine months ended September 30, 2007.

Disclosure controls and procedures

As at September 30, 2007, an evaluation was carried out under the supervision of and with the participation of the Company’s chief executive officer and chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures.  Based on that evaluation, the officers concluded that as at September 30, 2007, the design and operation of these disclosure controls and procedures are effective at the reasonable assurance level.

Internal controls over financial reporting

The Company’s chief executive officer and chief financial officer have designed, or have caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

Outlook

The Company’s strong cash position will enable it to continue its own exploration efforts in Mexico, the United States and Canada, seeking to identify new projects through early stage grass roots exploration and to manage risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

Almaden Minerals Ltd.
Schedule of mineral properties
Acquisition and deferred exploration expenditures
For the nine months ended September 30, 2007
			Canada							Mexico
	Elk	ATW	Merit	Nicoamen River	Skoonka Creek	MOR	Rock River Coal	Caballo Blanco	Viky	Tuligtic	Fuego	San Carlos	Yago	Various Other	Total 2007	Total 2006
	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Mineral properties,
Balance, beginning of period	1,075,694	46,451	7,434	5,296	22,798	31,524	32,867	543,645	113,339	5,166	1	1	1	140,706	2,024,923	1,941,844
Additions				290		9,125		1,725,482				36,200		445,619	2,216,716	290,474
Proceeds from options						-31,524		-2,530,000					-14,200	-1,157,074	-3,732,798	-49,904
Recoveries						-9,125		-7,747							-16,872	-79,350
Writedown of deferred
acquisition costs				-290			-32,866							-132,595	-165,751	-78,141
Income on mineral properties								268,621					14,200	1,033,210	1,316,031	-

Balance, end of period	1,075,694	46,451	7,434	5,296	22,798	0	1	1	113,339	5,166	1	36,201	1	329,866	1,642,249	2,024,923

Deferred Exploration Costs
Balance, beginning of year	3,662,041	53,549	55,006	32,754	0	0	6,472.08	8,873	117,579	115,856	0	41,519	0	286,406	4,380,055.08	3,162,329

Costs incurred during the period
Drilling	343,054				44,831										387,885	1,007,882
Professional/technical fees	30,548			1,950	2,995	21,600		173,827	10,420	1,549	3,358	3,152	4,768	48,233	302,400	522,868
Claim maintenance/lease cost	1,500	3,611		2,347	10,031			16,676	1,839	32,586	51,922	72,763	15,127	218,446	426,848	425,142
Geochemical	4,423		700		11,349			105,162	1,523					31,891	155,048	385,892
Travel and accomodation	18,781		417		5,000			130,335	382		13,338			21,685	189,938	245,648
Geology, engineering	264,130							73,395						1,350	338,875	171,139
Salaries and wages	24,906.62		725	670	1,674	368		65,053				621		26,155	120,172.62	146,092
Supplies & misc.	1,834	19						34,248						2,295	38,396	93,400
Geophysical								28,361						900	29,261	41,634
Surface work															0	37,823
Helicopter								56,881							56,881	27,613
Reclamation, environmental	131,481							11,894							143,375	27,360
Proceeds from options			-18,400			-19,106			-116,000				-12,800	-85,710	-252,016	-1,025,272
Recoveries			-1,842	-1,043				-764,074	-1,334	-32,763	-70,734		-6,789	-95,748	-974,327	-381,982
Write-down of deferred
exploration costs		-3,630		-2,056.87	-10,031	-2,862	-6,472		-1,838.69	-1,372		-76,536		-305,640	-410,438.56	-1,023,326
Income on mineral properties								59,369			2,116		-306	20,824	82,003	515,813
	820,657.62	0	-18,400	1,867.13	65,849	0	-6,472	-8,873	-105,008.69	0	0	0	0	-115,319	634,301.06	1,217,725

Balance, end of period	4,482,698.62	53,549	36,606	34,621.13	65,849	0	0.08	0	12,570.31	115,856	0	41,519	0	171,087	5,014,356.14	4,380,055

Total	5,558,392.62	100,000	44,040	39,917.13	88,647	0	1.08	1	125,909.31	121,022	1	77,720	1	500,953	6,656,605.14	6,404,978